Filed by The Dow Chemical Company

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: The Dow Chemical Company;

E. I. du Pont de Nemours and Company

Commission File No.: 001- 03433

Dear Colleagues:

Today is a defining and monumental moment for Dow. I am pleased to announce that, with the unanimous support of your Board, we have entered into a definitive agreement under which Dow will combine with DuPont in a merger of equals transaction. Within 18 to 24 months of the merger closing, Dow and DuPont intend to pursue a separation of the combined company, DowDuPont, into three independent, publicly traded companies.

This powerful combination is a true game-changer for our industry and the seminal event in Dow’s transformation. Through this transaction, we are creating significant value for our stakeholders through three powerful new companies:

•	Agriculture: A leading global pure-play agriculture business, with the most balanced portfolio and greatest global reach that includes our Dow AgroSciences business and DuPont’s Crop Protection and Pioneer businesses.

•	Material Science: A pure-play industrial leader, consisting of Dow’s Performance Plastics, Performance Materials & Chemicals, Infrastructure Solutions, and Consumer Solutions (excluding Dow Electronic Materials) operating segments, as well as DuPont’s Performance Materials operating segment. Upon creation this will be the “new Dow”.

•	Specialty Products: A technology driven leader with unique businesses that share similar specialty market focuses, including our Dow Electronic Materials business as well as DuPont’s Nutrition & Health, Industrial Biosciences, Electronics & Communications, and Safety & Protection businesses.

These intended three companies would define their respective spaces with ground breaking technologies and focused portfolios. Each would have significant scale advantages and the ability to deliver superior solutions and choices for customers.

Importantly, upon their anticipated creation as stand-alone, independently traded companies, Materials Co. will become the new Dow and Agriculture Co. will become the new DuPont.

Upon successfully merging, expected in the second half of 2016, the combined company will be called DowDuPont and it will be dual headquartered in Midland, Michigan and Wilmington, Delaware. I will become Executive Chairman of DowDuPont and Ed Breen, Chair and CEO of DuPont, will become Chief Executive Officer of DowDuPont.

Advisory Committees will be established for each of the businesses, for which I will lead the Material Science Committee and Ed will lead the Agriculture and Specialty Products Committees. These committees will oversee the respective businesses, and will work with Ed and me to pursue a separation of the businesses into independent, standalone entities. Ed and I will determine the CEO and leadership teams of each new standalone company following the intended spin. In addition, Ed will work with the Chief Financial Officer (to be named at a later date) to provide financial oversight of DowDuPont.

Over the last decade, our entire industry has experienced tectonic shifts as an evolving world presented complex challenges and opportunities. We have been on a remarkable journey over these last many years, achieving significant milestones throughout our strategic transformation. As a result of your hard work and collective world-class talent, we have successfully repositioned our portfolio towards high-growth markets, leveraging our differentiated technologies and integrated manufacturing positions to create a solid foundation for continued success.

Importantly, until this transaction closes, everything will remain business as usual. We must continue to execute flawlessly for our customers and partners, and deliver the ongoing earnings performance that has distinguished our company over the last several years.

We will be hosting a joint conference call and webcast today at 8:00 a.m. Eastern Time (U.S.) to discuss the proposed merger. To access the audio webcast, please visit www.dow.com. For those unable to listen to the live broadcast, a replay will be available on our investor relations website.

We also invite you to visit www.DowDuPontUnlockingValue.com for more information about this transaction.

Further, we invite you to tune in to a special edition of Dow World News on Monday, December 14th, at 9:00 a.m. Eastern Time (U.S.).

And, of course, we will have more information to share in the coming days and weeks.

As always, thank you for your continued dedication to Dow.

My sincerest regards,

Andrew N. Liveris
Chairman and Chief Executive Officer The Dow Chemical Company

© 2015 The Dow Chemical Company All rights reserved.

This communication is DOW RESTRICTED. The content of this communication is intended for Dow internal use only.

Any other dissemination is a violation of Dow Policy.

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, Dow and DuPont will cause Diamond-Orion HoldCo to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Dow and DuPont and that also will constitute a prospectus of Diamond-Orion HoldCo. Dow, DuPont and Diamond-Orion HoldCo may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document which Dow, DuPont or Diamond-Orion HoldCo may file with the SEC. INVESTORS AND SECURITY HOLDERS OF DOW AND DUPONT ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Dow, DuPont and Diamond-Orion HoldCo through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of Dow or DuPont at the following:

Dow	DuPont
2030 Dow Center	974 Centre Road
Midland, MI 48674	Wilmington, DE 19890
Attention: Investor Relations	Attention: Investor Relations:
+1 989-636-1463	+1 302-774-4994

Participants in the Solicitation

Dow, DuPont, Diamond-Orion HoldCo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Dow’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Dow’s Form 10-K for the year ended December 31, 2014 and its proxy statement filed on March 27, 2015, which are filed with the SEC. Information regarding DuPont’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in DuPont’s Form 10-K for the year ended December 31, 2014 and its proxy statement filed on March 23, 2015, which are filed with the SEC. A more complete description will be available in the registration statement on Form S-4 and the joint proxy statement/prospectus.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Notes on Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the proposed transaction or to make or take any filing or other action required to consummate such transaction on a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to, (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the new combined company’s operations and other conditions to the completion of the merger, (ii) the ability of Dow and DuPont to integrate the business successfully and to achieve anticipated synergies, risks and costs and pursuit and/or implementation of the potential separation, including timing anticipated, any changes to the configuration of businesses included in the potential separation if implemented, (iii) potential litigation relating to the proposed transaction that could be instituted against Dow, DuPont or their respective directors, (iv) the risk that disruptions from the proposed transaction will harm Dow’s or DuPont’s business, including current plans and operations, (v) the ability of Dow or DuPont to retain and hire key personnel, (vi) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger, (vii) uncertainty as to the long-term value of Diamond-Orion HoldCo common stock, (viii) continued availability of capital and financing and rating agency actions, (ix) legislative, regulatory and economic developments and (x) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed merger. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Dow’s or DuPont’s consolidated financial condition, results of operations, credit rating or liquidity. Neither Dow nor DuPont assumes any obligation to publicly provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

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